DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL REPORT

At 31 March 2026

(UNAUDITED)

Consolidated income statement

For the period ended 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Quarter 1	Quarter 1
	2026	2025
	€ million	€ million
Interest and similar income
From Banking loans	533	474
From fixed-income debt securities and other interest	490	463
	1,023	937

Other interest
Interest expense and similar charges	(588)	(622)
Net interest expense on derivatives	(99)	(5)
Net interest income	336	310

Fee and commission income	44	43
Fee and commission expense	(38)	(26)
Net fee and commission income	6	17

Donor related income	5	4
Donor related expense	(6)	(7)
Net donor-related expense	(1)	(3)

Dividend income	12	30
Net gains from share investments	160	230
Net losses from loans	(6)	(16)
Net gains from Treasury assets held at amortised cost	1	-
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	10	60
Fair value movement on non-qualifying and ineffective hedges	92	(145)
Impairment (charge)/release on Banking loan investments	(18)	47
Impairment release/(charge) on guarantees	3	(2)
General administrative expenses	(141)	(140)
Depreciation and amortisation	(17)	(17)
Net profit for the period	437	371

Attributable to:
Equity holders	437	371

Memorandum items
Net profit after transfers of net income approved by the Board of Governors	437	371

Consolidated statement of comprehensive income

For the period ended 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Quarter 1	Quarter 1
	2026	2025
	€ million	€ million
Net profit	437	371
Other comprehensive income

1. Items that will not be reclassified subsequently to profit or loss
− Gains/(losses) on share investments designated as fair value through other comprehensive income	16	(2)
2. Items that may be reclassified subsequently to profit or loss
− Gains on cash flow hedges	(177)	(41)
− Cross-currency basis spread on fair value hedging instruments	(105)	(72)
− Gains on loans designated as fair value through other comprehensive income	2	18
− Losses/(gains) on cash flow hedges reclassified to profit and loss	14	(27)
Other comprehensive (expense)/income	(250)	(124)
Total comprehensive income	187	247

Attributable to:
Equity holders	187	247

Consolidated balance sheet

At 31 March 2026 (unaudited) and 31 December 2025 (audited)

	31 Mar 2026	31 Dec 2025
	€ million (unaudited)	€ million (audited)
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	5,043	6,857
Other placements and advances	24,617	20,829
	29,660	27,686
Debt securities
At fair value through profit or loss	2,335	2,195
At amortised cost	10,670	10,340
	13,005	12,535
Other financial assets
Derivative financial instruments	5,354	5,229
Paid-in capital receivable	2,764	2,922
Other financial assets	1,446	1,127
	9,564	9,278
Loan investments
Loans at amortised cost	36,603	36,268
Less: Impairment	(1,547)	(1,533)
Loans at fair value through other comprehensive income	612	623
Loans at fair value through profit or loss	872	893
	36,540	36,251
Share investments
Banking Portfolio:
At fair value through profit or loss	6,782	6,587
Treasury Portfolio:
At fair value through other comprehensive income	230	214
	7,012	6,801
Intangible assets	166	167
Property, technology, and equipment	367	373
Total assets	96,314	93,091

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,711	1,783
Debts evidenced by certificates	59,921	57,039
	61,632	58,822
Other financial liabilities
Derivative financial instruments	3,436	3,207
Other financial liabilities	1,879	1,882
	5,315	5,089
Total liabilities	66,947	63,911

Members’ equity attributable to equity holders
Paid-in capital	10,019	10,019
Reserves and retained earnings	19,348	19,161
Total members’ equity	29,367	29,180
Total liabilities and members’ equity	96,314	93,091

Memorandum items

Undrawn commitments and guarantees	21,969	21,721

Consolidated statement of changes in equity

For the period ended 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Subscribed	Callable	Revaluation	Hedging	Actuarial	Retained	Total
	capital	capital	reserve	reserve	remeasurement	earnings[1]	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January 2025	30,984	(23,546)	145	347	198	17,188	25,316
Total comprehensive income for the period	-	-	16	(140)	-	371	247
Capital subscriptions	878	(4)	-	-	-	-	874
At 31 March 2025	31,862	(23,550)	161	207	198	17,559	26,437

At 1 January 2026	33,573	(23,554)	211	185	250	18,515	29,180
Total comprehensive income for the period	-	-	18	(268)	-	437	187
At 31 March 2026	33,573	(23,554)	229	(83)	250	18,952	29,367

Consolidated statement of cash flows

For the period to 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Quarter 1	Quarter 1
	2026	2025
	€ million	€ million
Cash flows from operating activities
Net profit for the period	437	371
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	17	17
Net provisions charge/(release) for Banking loan losses and guarantees	15	(45)
Fair value movement on share investments	(59)	(139)
Net losses from loans	6	15
Fair value movement on Treasury investments	(10)	(59)
Other unrealised fair value movements	(92)	145
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	2,151	2,256
Funds advanced for Banking loans	(2,278)	(1,838)
Proceeds from sale of Banking share investments	203	322
Funds advanced for Banking share investments	(251)	(163)
Net cash flows from Treasury derivative settlements	180	269
Net placements to credit institutions	(3,529)	(3,935)
Net amounts owed to credit institutions and other third parties	(71)	(310)
Working capital adjustment:
Movement in interest income receivable	(150)	9
Movement in interest expense payable	(174)	(133)
Movement in net fee and commission income receivable	(15)	7
Movement in accrued expenses payable	3	(49)
Net cash used in operating activities	(3,617)	(3,260)

Cash flows from investing activities
Proceeds from debt securities at amortised cost	542	992
Purchases of debt securities at amortised cost	(794)	(773)
Proceeds from sale of debt securities at fair value through profit or loss	752	1,383
Purchases of debt securities at fair value through profit or loss	(872)	(2,225)
Purchase of intangible assets, property, technology and equipment	(10)	(11)
Cash flows used in investing activities	(382)	(634)

Cash flows from financing activities
Capital received	165	36
Transfers of net income paid	(10)	(20)
Lease payments	(7)	(2)
Issue of debts evidenced by certificates	6,848	7,400
Redemption of debts evidenced by certificates	(4,896)	(3,629)
Net cash from financing activities	2,100	3,785

Net decrease in cash and cash equivalents	(1,899)	(109)
Effect of foreign exchange rate changes	85	15
Cash and cash equivalents at beginning of the period	6,857	6,013
Cash and cash equivalents at 31 March [1]	5,043	5,919

1 Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 March 2026 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region (31 March 2025: €2 million). Also within the 31 March 2026 balance is €101 million of “restricted cash” (31 March 2025: €56 million). The restricted cash cannot be transferred out of Russia.

Explanatory notes

1.	Establishment of the Bank

i	Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2026 the Bank's shareholders comprised 77 countries, together with the European Union and the European Investment Bank.

ii	Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2.	A summary of significant accounting policies

i	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules. The accounting policies applied are consistent with those applied in the Banks’s annual financial statements for the year ended 31 December 2025. The accounting policies applied are consistent with those applied in the Bank’s annual financial statements for the year ended 31 December 2025.

ii	Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2025.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2026.

3. Banking loan investments at amortised cost

		31 Mar 2026	31 Mar		31 Dec 2025	31 Dec
	31 Mar 2026	Non-	2026	31 Dec 2025	Non-	2025
	Sovereign	sovereign	Total loans	Sovereign	sovereign	Total loans
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	8,404	27,864	36,268	8,621	27,006	35,627
Disbursements	414	1,854	2,268	2,006	10,325	12,331
Repayments and prepayments	(611)	(1,500)	(2,111)	(1,777)	(7,982)	(9,759)
Remeasurement of previously impaired loans	-	-	-	-	1	1
Foreign exchange movements	55	146	201	(274)	(1,159)	(1,433)
Movement in effective interest rate adjustments	(12)	(10)	(22)	(172)	(267)	(439)
Written off	-	(1)	(1)	-	(60)	(60)
At period end	8,250	28,353	36,603	8,404	27,864	36,268
Impairment at period end	(380)	(1,167)	(1,547)	(360)	(1,173)	(1,533)
Total net of impairment at period end	7,870	27,186	35,056	8,044	26,691	34,735

At 31 March 2026 the Bank categorised 140 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €2,431 million (31 December 2025: 142 loans totalling €2,793 million). Stage 3 Impairment on these assets amounted to €983 million (31 December 2025: €969 million).

4. Banking loan investments at fair value through other comprehensive income

	31 Mar 2026	31 Dec 2025
Non-sovereign loans	€ million	€ million
At 1 January	623	790
Movement in fair value	3	39
Movement in expected credit loss	(1)	(6)
Capitalised interest	-	1
Repayments and prepayments	(14)	(184)
Foreign exchange movements	(1)	(11)
Movement in effective interest rate adjustment	2	(6)
At period end	612	623

At 31 March 2026, the bank categorised three fair value through other comprehensive income loans as Stage 3 credit impaired , with operating assets totalling €220 million (31 December 2025: three, €220 million). Stage 3 Impairment on these assets amounted to €127 million (31 December 2025: €127 million).

5. Banking loan investments at fair value through profit or loss

		31 Mar	31 Mar
	31 Mar 2026	2026	2026	31 Dec 2025	31 Dec 2025	31 Dec 2025
	Sovereign	Non-sovereign	Total loans	Sovereign	Non-sovereign	Total loans
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	50	843	893	40	905	945
Movement in fair value revaluation
	-	(5)	(5)	14	(46)	(32)
Disbursements	-	10	10	-	182	182
Repayments and prepayments	-	(26)	(26)	-	(176)	(176)
Foreign exchange movements	(5)	5	-	(4)	(22)	(26)
At period end	45	827	872	50	843	893

At 31 March 2026, the Bank categorised seven fair value through profit or loss loans as non-performing, with operating assets of €171 million (31 December 2025: seven loans with operating assets of €169 million). Net fair value losses on these assets amounted to €124 million (2025: €117 million).

6. Banking share investments at fair value through profit or loss

	31 Mar 2026	31 Mar 2026	31 Mar 2026	31 Dec 2025	31 Dec 2025	31 Dec 2025
	Fair value	Fair value	Fair value	Fair value	Fair value	Fair value
	Unlisted	Listed	Total	Unlisted	Listed	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Outstanding disbursements
At 1 January	3,806	1,320	5,126	3,587	1,542	5,129
Disbursements	201	49	250	690	81	771
Disposals	(86)	(21)	(107)	(473)	(298)	(771)
Transfers between listed and unlisted	12	(12)	-	5	(5)	-
Written off	-	-	-	(3)	-	(3)
At period end	3,933	1,336	5,269	3,806	1,320	5,126

Fair value adjustment
At 1 January	978	483	1,461	1,163	247	1,410
Movement in fair value revaluation	(51)	103	52	(185)	236	51
At period end	927	586	1,513	978	483	1,461

Fair value at period end	4,860	1,922	6,782	4,784	1,803	6,587

7. Primary segment analysis

The Bank’s activities are primarily split between Banking, Treasury and the SSF. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the places in which the Bank invests in their transition to open market economies while fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters. The SSF assists in delivery of the Bank’s mandate by providing technical and non-technical assistance to clients, and through investment activities, which may include guarantees, equity or debt financing.

Information on the financial performance of Banking, Treasury and SSF operations is prepared regularly and provided to the President, the Bank’s chief operating decision-maker. On this basis, Banking, Treasury and SSF operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the periods ended 31 March 2026 and 31 March 2025 is as detailed below.

		Treasury	SSF	Aggregated	Banking	Treasury	SSF
	Banking	31 Mar	31 Mar	31 Mar	31 Mar	31 Mar	31 Mar	Aggregated
	31 Mar 2026	2026	2026	2026	2025	2025	2025	31 Mar 2025
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Interest income Other income/(expense)	533 192	486 (110)	4 (19)	1,023 63	474 275	458 (97)	5 (19)	937 159
Total segment revenue/(expense)	725	376	(15)	1,086	749	361	(14)	1,096
Interest expense and similar charges	(1)	(587)	-	(588)	(1)	(621)	-	(622)
Net interest on derivatives	-	(99)	-	(99)	-	(5)	-	(5)
Internal funding charge	(342)	342	-	-	(364)	364	-	-
General administrative expenses	(130)	(11)	-	(141)	(129)	(11)	-	(140)
Depreciation and amortisation	(15)	(2)	-	(17)	(15)	(2)	-	(17)
Segment result before provisions and hedges	237	19	(15)	241	240	86	(14)	312
Fair value movement on non-qualifying and ineffective hedges	-	92	-	92	-	(145)	-	(145)
Return on capital	-	119	-	119	-	159	-	159
Provisions for impairment of
loan investments and guarantees	(14)	-	(1)	(15)	44	-	1	45
Net profit/(loss) for the period	223	230	(16)	437	284	100	(13)	371
Segment assets
Total assets	47,661	47,733	920	96,314	44,748	43,916	790	89,454
Segment liabilities
Total liabilities	1,276	65,646	25	66,947	1,103	61,892	22	63,017

8. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

					Carrying amount	Fair value
Financial assets at 31 March 2026					€ million	€ million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities					2,335	2,335
Derivative financial instruments					5,354	5,354
Banking loans at fair value through other comprehensive income					612	612
Banking loans at fair value through profit or loss					872	872
Banking portfolio: Share investments at fair value through profit or loss					6,782	6,782
Treasury portfolio: Share investments at fair value through other comprehensive income					230	230
					16,185	16,185
Financial assets measured at amortised cost:
Placements with and advances to credit institutions					29,660	29,660
Debt securities					10,670	10,676
Other financial assets					1,446	1,446
Banking loan investments at amortised cost					35,056	35,544
					76,832	77,326

Total					93,017	93,511

			Derivatives
		At fair value	held for	Financial
		through profit or	hedging	liabilities at	Carrying
Held for trading		loss	purposes	amortised cost	amount	Fair value
Financial liabilities at 31 March 2026	€ million	€ million	€ million	€ million	€ million	€ million
Amounts owed to credit institutions	-	-	-	(1,711)	(1,711)	(1,711)
Debts evidenced by certificates	-	-	-	(59,921)	(59,921)	(59,962)
Derivative financial instruments	(755)	(96)	(2,585)	-	(3,436)	(3,436)
Other financial liabilities	-	(291)	-	(1,588)	(1,879)	(1,879)
Total	(755)	(387)	(2,585)	(63,220)	(66,947)	(66,988)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

•     Level 1 – Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

•     Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

•     Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 31 March 2026 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

		At 31 March 2026
	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Debt securities	1,810	525	-	2,335
Derivative financial instruments	-	3,771	1,583	5,354
Banking loans	559	173	752	1,484
Share investments (Banking portfolio)	1,585	67	5,130	6,782
Share investments (Treasury portfolio)	-	230	-	230
Total financial assets at fair value	3,954	4,766	7,465	16,185

Derivative financial instruments	-	(1,989)	(1,447)	(3,436)
Other liabilities	-	-	(291)	(291)
Total financial liabilities at fair value	-	(1,989)	(1,738)	(3,727)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 31 March 2026.

	Derivative financial instruments (assets) € million	Banking loans € million	Banking share investments € million	Total assets € million	Derivative financial instruments (liabilities) € million	Other liabilities € million	Total liabilities € million
Balance at 1 January 2026	1,327	772	5,018	7,117	(1,256)	(292)	(1,548)
Net (losses)/gains recognised in:
• Net gains from share investments at fair value through profit or loss	10	-	29	39	2	(7)	(5)
• Net losses from loans	-	(6)	-	(6)	-	-	-
• Fair value movement on non-qualifying and ineffective hedges	272	-	-	272	(331)	-	(331)
• Net gains from Treasury activities at fair value through profit or loss and foreign exchange	-	2	-	2	-	-	-
Issuances	-	10	-	10	-	-	-
Purchases	-	-	230	230	-	-	-
Settlements	(26)	(26)	-	(52)	138	8	146
Sales	-	-	(147)	(147)	-	-	-
Balance at 31 March 2026	1,583	752	5,130	7,465	(1,447)	(291)	(1,738)
Net (losses)/gains for the period for Level 3 instruments held at 31 March 2026 recognised in:
• Net losses from share investments at fair value through profit or loss	9	-	(9)	-	1	(5)	(4)
• Net losses from loans	-	(4)	-	(4)	-	-	-
• Fair value movement on non-qualifying and ineffective hedges	477	-	-	477	(311)	-	(311)
• Net gains from Treasury activities at fair value through profit or loss and foreign exchange	-	2	-	2	-	-	-

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 31 March 2026, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit in Quarter 1 2026
		Carrying	Favourable	Unfavourable
		amount	change	change
	Main valuation models/techniques	€ million	€ million	€ million
Banking loans	DCF, credit adjustment models and NAV	752	54	(112)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,848	1,559	(1,386)
Structured products	Option models	127	-	-
At period end		5,727	1,613	(1,498)

* NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the period ended 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Quarter 1	Quarter 1

	2026	2025
	€ million	€ million
Interest income	4	5
Technical cooperation expenses	(16)	(11)
Disbursements for investment grants	(3)	(2)
Disbursements for incentives	(3)	(2)
Net unrealised gains/(losses) from share investments	2	(2)
Foreign exchange movement	2	(2)
Net loss and comprehensive expense for the period	(14)	(14)
Total comprehensive expense attributable to:

Contributors	(14)	(14)

Balance Sheet

At 31 March 2026 (unaudited) and 31 December 2025 (audited)

	31 March	31 December
	2026	2025
	€ million	€ million
Assets Cash and cash equivalents	863	687
Contributions receivable	-	189
Share investments	58	56
Other receivables	2	2
Total assets	923	934
Liabilities and contributors’ resources Technical cooperation expenses payable	37	34
Financial guarantee liability	12	12
Total liabilities	49	46
Contributions	1,769	1,769
Reserves and accumulated loss	(895)	(881)
Total contributors’ resources	874	888
Total liabilities and contributors’ resources	923	934

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

	Contributions	Accumulated loss	Total
	€ million	€ million	€ million
At 1 January 2025	1,574	(811)	763
Total comprehensive expense for the period	-	(14)	(14)
At 31 March 2025	1,574	(825)	749

At 1 January 2026	1,769	(881)	888
Total comprehensive expense for the period	-	(14)	(14)
At 31 March 2026	1,769	(895)	874

Statement of cash flows

For the period to 31 March 2026 (unaudited) and 31 March 2025 (unaudited)

		Period to		Period to
		31 March		31 March
		2026		2025
	€ million	€ million	€ million	€ million

Cash flows from operating activities
Net loss for the period	(14)		(14)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised (gains)/losses on share investments	(2)		2
Foreign exchange movement	(2)		2
		(18)		(10)
Working capital adjustment
Movement in technical cooperation expenses payable	3		(4)
Net cash used in operating activities		(15)		(14)
Cash flows from financing activities
Contributions received	189		152
Net cash from financing activities		189		152
Net increase in cash and cash equivalents		174		138
Cash and cash equivalents at the beginning of the period		687		598
Effect of foreign exchange rate changes		2		(3)
Cash and cash equivalents at 31 March		863		733

The EBRD Shareholder Special Fund

Explanatory notes

1 Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2 A summary of significant accounting policies

i. Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii. Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2025.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2026.

3 Undrawn commitments

	31 March	31 December
	2026	2025
	€ million	€ million
Investment grant commitments	149	140
Financial guarantees	63	64
Technical cooperation expenses	52	46
Incentive fees	30	20
At period end	294	270

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

4 Share investments

	31 March	31 December
	2026	2025
	€ million	€ million
Outstanding disbursements
At 1 January	48	48
At period end	48	48

Fair value adjustment
At 1 January	8	12
Movement in fair value revaluation	2	(4)
At period end	10	8

Fair value at period end	58	56